Exhibit 99.1

KOBRITE CORPORATION AND SUBSIDIARY

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

KoBrite Corporation

Taipei, Taiwan

We have audited the accompanying consolidated balance sheet of KoBrite Corp. and Subsidiary (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss and stockholders’ equity for the year ended December 31, 2006, to the extent summarized in Note 11.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

March 17, 2008

KOBRITE CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(In U.S. Dollars—Note 2)

	2006		2005 (Unaudited)			2006		2005 (Unaudited)
ASSETS	Amount	%	Amount	%	LIABILITIES AND STOCKHOLDERS’ EQUITY	Amount	%	Amount	%
CURRENT ASSETS (Note 2)					CURRENT LIABILITIES (Note 2)
Cash (Note 3)	$9,140,575	43	$5,127,523	34	Accounts payable	$1,491,355	7	$88,041	1
Accounts receivable (Note 2)	98,126	—	—	—	Accounts payable—related parties (Note 9)	314,253	1	3,391	—
Accounts receivable—related parties (Note 9)	1,041,896	5	—	—	Payable for purchase of equipment	86,670	—	510,933	3
Other receivable (Note 9)	32,049	—	7,015	—	Other payable	154,381	1	—	—
Inventories, net (Note 4)	1,040,462	5	67,812	1	Accrued expenses and other current liabilities	162,659	1	437,255	3

Other current assets (Note 6)	148,300	1	56,151	—

					Total current liabilities	2,209,318	10	1,039,620	7

Total current assets	11,501,408	54	5,258,501	35

					COMMITMENTS AND CONTINGENCIES (Note 10)

PROPERTY AND EQUIPMENT (Note 5)					STOCKHOLDERS’ EQUITY (Note 7)
Machinery and equipment	8,761,572	41	3,596,996	24	Common stock, par value $0.01 per share, 2,000,000,000 shares authorized, issued and outstanding	20,000,000	94	13,000,000	87
Leasehold improvements	1,345,670	6	989,534	7
Other equipment	996,066	5	837,916	5

	11,103,308	52	5,424,446	36	Additional paid-in capital	1,500,000	7	1,500,000	10
Accumulated depreciation	(1,467,165)	(7)	(21,337)	—	Accumulated deficits	(2,369,459)	(11)	(593,856)	(4)

	9,636,143	45	5,403,109	36
Construction in process	112,843	1	4,216,074	28	Total stockholders’ equity	19,130,541	90	13,906,144	93

	9,748,986	46	9,619,183	64

OTHER ASSETS (Note 6)
Refundable deposits and other assets	89,465	—	68,080	1

TOTAL	$21,339,859	100	$14,945,764	100	TOTAL	$21,339,859	100	$14,945,764	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche auditors’ report dated March 17, 2008)

KOBRITE CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In U.S. Dollars—Note 2)

	2006		2005 (Unaudited)
	Amount	%	Amount	%
NET SALES (Note 2)	$2,586,366	100	$—	—
COST OF SALES (Note 8)	3,916,027	151	—	—

GROSS LOSS	(1,329,661)	(51)	—	—
OPERATING EXPENSES (Note 8)	616,478	24	781,847	—

LOSS FROM OPERATIONS	(1,946,139)	(75)	(781,847)	—

OTHER INCOME (EXPENSE):
Interest income	141,834	5	149,141	—
Gain on foreign currency exchange, net	62,942	2	37,794	—
Other income (expense), net	(34,240)	(1)	3,491	—

	170,536	7	190,426	—

NET LOSS	$(1,775,603)	(69)	$(591,421)	—

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche auditors’ report dated March 17, 2008)

KOBRITE CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In U.S. Dollars—Note 2)

	Common Stock (Note 7)		Additional Paid-In Capital (Note 7)	Accumulated Deficits (Note 7)
	Shares	Amount			Total
BALANCE ON JANUARY 1, 2005 (UNAUDITED)	800,000,000	$8,000,000	$—	$(2,435)	$7,997,565

Issuance of common stock (unaudited)	500,000,000	5,000,000	1,500,000	—	6,500,000

Net loss for the year ended December 31, 2005 (unaudited)	—	—	—	(591,421)	(591,421)

BALANCE ON DECEMBER 31, 2005 (UNAUDITED)	1,300,000,000	13,000,000	1,500,000	(593,856)	13,906,144

Issuance of common stock	700,000,000	7,000,000	—	—	7,000,000

Net loss for the year ended December 31, 2006	—	—	—	(1,775,603)	(1,775,603)

BALANCE ON DECEMBER 31, 2006	2,000,000,000	$20,000,000	$1,500,000	$(2,369,459)	$19,130,541

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche auditors’ report dated March 17, 2008)

KOBRITE CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2006 AND 2005

(In U.S. Dollars—Note 2)

	2006	2005 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,775,603)	$(591,421)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,457,524	21,807
Change in operating assets and liabilities:
Accounts receivable	(1,140,022)	—
Other receivables	(25,034)	—
Inventories, net	(972,650)	(67,812)
Other current assets	(92,149)	(63,166)
Accounts payable	1,714,176	91,432
Accrued expense and other current liabilities	(120,215)	434,795

Net cash used in operating activities	(953,973)	(174,365)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	(1,999,894)	(9,129,587)
Additions to other assets	(33,081)	(68,550)

Net cash used in investing activities	(2,032,975)	(9,198,137)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	7,000,000	6,500,000

NET INCREASE (DECREASE) IN CASH	4,013,052	(2,872,502)
CASH AT BEGINNING OF YEAR	5,127,523	8,000,025

CASH AT END OF YEAR	$9,140,575	$5,127,523

SUPPLEMENTAL DISCLOSURE OF NONCASH FLOW INFORMATION
Cash payment for acquisition of property and equipment
Acquisition of property and equipment	$1,575,631	$9,640,520
Less: (Increase) decrease in payable for purchase of equipment	424,263	(510,933)

Net cash payment	$1,999,894	$9,129,587

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche auditors’ report dated March 17, 2008)

KOBRITE CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, Unless Stated Otherwise)

1.	ORGANIZATION

KoBrite Corporation was incorporated under the International Business Company Act (“IBC Act”) incorporated in the Mauritius in November 2004 as a venture among Bright LED Electronics Corporation of Taiwan (“Bright LED”), Kopin Corporation (“Kopin”) and Kopin Taiwan Corporation (“KTC”), and certain other private investors. The main activities of KoBrite Corporation are the manufacture and sale of chips for light emitting diode (“LED”) products. KoBrite Corporation’s subsidiary, KoBrite China Corporation (“KBC”), is located in the People’s Republic of China (“PRC”) and was incorporated in April 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with accounting principles generally accepted in the Republic of China (“ROC”). Under these principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property and equipment, impairment loss on property and equipment, loss on contingent liabilities, etc. Actual results may differ from these estimates.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of KoBrite Corporation and KBC (collectively, the “Company”). All significant inter-company balances and transactions have been eliminated upon consolidation. In addition, the Company evaluates its relationships with other entities to ensure whether the entities in which the Company has a controlling interest are consolidated into the Company’s financial statements at the end of each fiscal year as defined by Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Investments,” and SFAS No. 7, “Consolidated Financial Statements.”

Current and Noncurrent Assets and Liabilities

Current assets include cash and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date. All other assets such as property and equipment are classified as noncurrent. Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date. All other liabilities are classified as noncurrent.

Cash

Cash on hand is petty cash or cash available to draw from a bank deposit and financial assets that are expected to be converted to cash, sold, or consumed within three months from the balance sheet date.

Revenue Recognition, Trade Receivables and Allowance for Doubtful Accounts

Revenue from sales of goods is recognized when the Company has transferred to the customer the significant risks and rewards of ownership of the goods, primarily upon shipment, because the earnings process has been completed and the economic benefits associated with the transaction have been realized or are realizable. Allowances for sales returns and others are generally recorded in the year the related revenue is recognized on the basis of past experience, management’s judgment, and relevant factors.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Inventories

Inventories are stated at lower of cost or market value. Cost is determined using the weighted-average method. Market value for raw material is based on replacement cost. Market value for work in process and finished goods is based on net realizable value.

Capitalized Internal Use Software Costs

Costs of computer software are amortized by using the straight-line method over five years.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Borrowing costs directly attributable to the acquisition or construction of property and equipment are capitalized as part of the cost of those assets. Major additions and improvements to property and equipment are capitalized, while costs of repairs and maintenance are expensed currently.

The useful lives of assets are summarized as follows:

Leasehold improvements: 10 years

Machinery and equipment: 5 years

Other equipment: 3-5 years

Property and equipment still in use beyond their original estimated useful lives are further depreciated over their newly estimated useful lives. The related cost, accumulated depreciation, and accumulated impairment losses of an item of and equipment are derecognized from the balance sheet upon its disposal. Any gain or loss on disposal of the asset is included in nonoperating income or losses in the year of disposal.

Impairment of Assets

If the recoverable amount of an asset (mainly property and equipment) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is charged to earnings.

If an impairment loss subsequently reverses, the carrying amount of the asset is increased accordingly, but the increased carrying amount may not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in earnings.

Retirement Plan

In accordance with local regulations in the PRC, KBC has made a monthly cash contribution of a statutory percentage of salaries and wages to the local government and recognized such contribution as a current expense. The total amount of pension expense for the Company is $9,610 in 2006.

Income Tax

According to the Mauritius Tax Law, corporations registered under the IBC Act are exempted from Mauritius income tax.

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets to an amount more likely than not to be recovered.

Foreign Currency Transactions

The Company’s functional currency is the US dollar. The majority of the sales revenue was derived from foreign sales priced at the US dollar. As a result, the functional currency and reporting currency are denominated in the US dollars. KoBrite Corporation and KBC record transactions in their respective local currency. The translation from the applicable foreign currency assets and liabilities to the US dollar amounts is performed using exchange rates in effect at the balance sheet date except for non-monetary assets and stockholders’ equity, which are translated at historical exchange rates. Revenue and expense accounts are translated using average exchange rates during the year. Gains and losses resulting from such translations are recognized as nonoperating income or losses.

Foreign currency transactions are translated at the rates prevailing on the transaction dates. On the balance sheet, foreign currency receivables and payables are translated at the approximate market rate of exchange prevailing on that date. Gains or losses resulting from settlement or translation are recognized as nonoperating income or losses.

3.	CASH

Cash at December 31, 2006 and 2005 consisted of the following:

	December 31
	2006	2005 (Unaudited)
Cash on hand	$22,074	$9,590
Demand deposits	3,094,306	3,117,933
Time deposits	6,024,195	2,000,000

	$9,140,575	$5,127,523

4.	INVENTORIES

Inventories as of December 31, 2006 and 2005 consisted of the following:

	December 31
	2006	2005 (Unaudited)
Finished goods	$327,099	$—
Work in process	425,816	31,575
Raw materials	325,966	45,531

	1,078,881	77,106
Less: Allowance for inventory obsolescence	(38,419)	(9,294)

	$1,040,462	$67,812

5.	PROPERTY AND EQUIPMENT

The Company breaks down the accumulated depreciation of property and equipment as follows:

	December 31
	2006	2005 (Unaudited)
Machinery and equipment	$1,163,593	$—
Leasehold improvement	130,485	7,286
Other equipment	173,087	14,051

	$1,467,165	$21,337

6.	INCOME TAXES

KoBrite Corporation is not subject to income or other taxes in Mauritius and KBC is subject to taxes of the jurisdiction where it is located. Pursuant to the PRC income tax laws prior to January 1, 2008, KBC was generally subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 27%, which comprises 24% national income tax and 3% local income tax.

In March 2007, PRC government published Enterprise Income Tax Law, which unified the enacted income tax rate for domestic and foreign enterprises and was effective January 1, 2008. According to the new tax law, KBC will be forced into its first tax holiday starting 2008 regardless of its profit level, and the tax rate will change from the present EIT rate of 27% to the unified EIT rate of 25% unless KBC can obtain official approval for other tax credit.

In accordance with the tax legislations applicable to foreign investment enterprises, KBC is entitled to an exemption from PRC income tax for two years commencing from 2008 and a 50% relief from PRC income tax for the next three years. The tax holiday granted to the KBC is expected to expire in 2012.

The components of deferred income tax assets were as follows:

	December 31
	2006	2005 (Unaudited)
Deferred income tax assets, net
Net operating loss carryforwards	$66,317	$4,001
Depreciation	149,131	—
Spoilage	80,080	—
Startup cost	29,602	48,751
Inventory obsolescence	10,373	2,509
Sales recognition	(813)	(806)
Overhead allocated to inventories	(50,108)	—

	284,582	54,455
Valuation allowance	(284,582)	(54,455)

Deferred tax assets, net	$—	$—

7.	SHAREHOLDERS’ EQUITY

Common Stock and Capital Increase

In November 2004, Bright LED Electronics Corporation of Taiwan (“Bright LED”), Kopin Corporation (“Kopin”) and Kopin Taiwan Corporation (“KTC”) entered into a joint venture agreement to form KoBrite Corporation. Under the terms of the joint venture agreement, Bright LED, Kopin and KTC would subscribe to 300,000,000, 300,000,000 and 200,000,000 shares of the KoBrite Corporation’s common stock, respectively, for $0.01 per share. In 2005, KoBrite Corporation issued additional 500,000,000 shares of its common stock for $0.013 per share, resulting in an additional paid-in capital of $1,500,000.

Based on a resolution of the annual stockholders’ meeting on May 10, 2006, KoBrite Corporation increased its authorized common stock to $20,000,000. On July 31, 2006, the board of directors resolved to issue 700,000,000 new shares at $0.01 per share. The registration procedures related to these issuances have been completed.

Distribution of Earnings

According to the articles of incorporation, the distribution of residual earnings, net of accumulated losses from prior years, should be determined by a resolution of the directors.

8.	PERSONNEL, DEPRECIATION AND AMORTIZATION EXPENSES

Personnel depreciation and amortization expenses for the year ended December 31, 2006 and 2005 were as follows:

	December 31, 2006
	Cost of Sales	Operating Expense	Total
Personnel expenses
Salaries and wages	$231,020	$322,634	$553,654
Labor and health insurance	—	3,834	3,834
Pension expense	—	9,610	9,610
Other	358	4,367	4,725

	$231,378	$340,445	$571,823

Depreciation	$1,400,650	$45,178	$1,445,828

Amortization	$—	$11,696	$11,696

	December 31, 2005 (Unaudited)
	Cost of Sales	Operating Expense	Total
Personnel expenses
Salaries and wages	$—	$245,923	$245,923
Labor and health insurance	—	4,438	4,438
Pension expense	—	1,371	1,371
Other	—	8,482	8,482

	$—	$260,214	$260,214

Depreciation	$—	$21,337	$21,337

Amortization	$—	$470	$470

9.	RELATED-PARTY TRANSACTIONS

Names of the related parties and relationships:

Related Party	Relationship to the KoBrite Corporation

Kopin	Stockholder with 1 director position.

Bright LED	Stockholder with 1 director position.

KTC	Stockholder with 1 director position.

MainBright Enterprises Ltd. (“MainBright”)	A subsidiary of Bright LED.

Brite LED Corporation Dongguan (“Brite LED Dongguan”)	A subsidiary of Bright LED.

Summary of significant transactions with related parties:

In accordance with an agreement between KoBrite Corporation and KTC, certain equipment having a net book value of $1,717,063 as of December 31, 2006 was held and used on consignment by KTC. Under the agreement, KTC manufactures products which and then sell to KoBrite Corporation as part of its raw material inventory.

The following is a summary of related party transactions as of and for the years ended December 31, 2006 and 2005:

	For Year Ended December 31, 2006		December 31, 2006
Related Party	Sales	Purchases	Receivables	Payables
MainBright	$2,425,894	$—	$1,041,896	$—
KTC	—	314,253	—	314,253
Brite LED Dongguan	—	—	26,730	—

	For Year Ended December 31, 2005 (Unaudited)		December 31, 2005 (Unaudited)
Related Party	Sales	Purchases	Receivables	Payables
MainBright	$—	$—	$—	$—
KTC	—	3,391	—	3,391
Brite LED Dongguan	—	—	—	—

The terms of sales to and purchases from related parties were not significantly different from those to or from third parties.

10.	COMMITMENTS AND CONTINGENCIES

KBC leases facilities in Guang Dong Province, China under a non-cancellable lease through January 2010. The following is a schedule of future minimum lease payments as of December 31, 2006:

Year	Amount
2007	$169,042
2008	169,042
2009	169,042
2010	70,434
Thereafter	—

$577,560

11.	RECONCILIATION OF REPUBLIC OF CHINA GAAP TO UNITED STATES GAAP

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“US GAAP”):

a.	Purchase price allocation

In December 2004, the Company entered into an Equipment Purchase Agreement under which the Company paid $7,500,000 to Kopin for certain equipment and the performance of research and training activities. The Company ascribed the entire $7,500,000 to the value of the equipment. Under US GAAP, a portion of the purchase price would have been ascribed to the research and training activities. The Company estimated that $1,500,000 of the purchase price would have been considered payment of research and training activities and based upon the period the research and training activities occurred, the Company would have recognized $650,000 of expense in the year ended December 31, 2005 and $850,000 in the year ended December 31, 2006 under US GAAP. As a result of the allocation of $1,500,000 of the purchase price to the research and training activities, the amount allocated to equipment would have decreased and, accordingly, depreciation expense would have been less under US GAAP.

b.	Rent expense

The Company entered into a five year facilities lease under which the Company paid no rent for the first four months. Under US GAAP, this “free” rent period would be amortized over the entire lease period. Accordingly, the Company would have had more rent expense in the year ended December 31, 2005 and less in the year ended December 31, 2006.

The Company has incurred losses since inception and based upon the criteria established under US GAAP it could not recognize a deferred tax asset for its net operating loss carryforwards, accordingly, no tax benefit was recorded for the increase in the net loss of the Company under US GAAP.

The following reconciles consolidated net loss and stockholders’ equity under ROC GAAP as reported in the consolidated financial statements to the consolidated net loss and stockholders’ equity determined under US GAAP, giving effect to the differences listed above.

Net loss
Net loss based on ROC GAAP	$(1,775,603)
Adjustments which decrease the reported net loss
A. Purchase price allocation
1. Depreciation	257,501
2. Allocation of purchase price to research and training activities	(850,000)
B. Rent expense	11,050

Net adjustments	(581,449)

Net loss based on US GAAP	$(2,357,052)

Stockholders’ equity
Stockholders’ equity based on ROC GAAP	$19,130,541
A. Purchase price allocation
1. Depreciation	257,501
2. Allocation of purchase price to research and training activities	(1,500,000)
B. Rent expense	20,909

Stockholders’ equity based on US GAAP	$17,908,951

The Company applies ROC SFAS No. 17, “Statement of Cash Flows.” Its objectives and principles are similar to those set out in US SFAS No. 95, “Statement of Cash Flows.” The principal differences between the two standards relate to classification to the consolidated statement of cash flows. Summarized cash flow data by operating, investing and financing activities in accordance with US SFAS No. 95 are as follows:

Cash flows as presented under US GAAP
Cash flows from operating activities	$(1,803,973)
Cash flows from investing activities	(1,182,975)
Cash flows from financing activities	7,000,000

Net increase in cash	$4,013,052